

July 12, 2010

By U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111

  RE: URS Corporation
     Form 10-Q for the period ended April 2, 2010
     File No. 1-07567

Dear Mr. Hicks:

  We have reviewed your response dated July 2, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended April 2, 2010

Note 5. Joint Ventures, page 12

2. We have read your response to comment 2 in our letter dated June 8, 2010, and appreciate the information compiled and provided to us therein. In future filings, beginning with the Form 10-Q for the second quarter of 2010, please provide a critical accounting policy quantifying the number of entities you are consolidating where you have a less than 51% voting interest, and either quantify the impact of consolidation on each period's segment revenues and debt, or state the impact is immaterial. Refer to FRC Section 501.14.

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  As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jenn Do at (202) 551-3743 or, in her absence, Al Pavot at (202) 551-3738 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief